Atreyu Group Holdings, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2018 & 2019



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Atreyu Group Holdings, Inc.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2018 & 2019 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America. See emphasis of matter paragraph below/

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Emphasis of Matter - Departure from GAAP

The entity has stock options and stock warrants that were vesting during the period under review. However, the associated equity-based compensation expense in accordance with ASC 718 was not reflected in the financials resulting in an unknown understatement of expenses.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 17, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2019	2018
ASSETS		
Current Assets		
Cash and Cash Equivalents	543,235	415,729
Restricted Cash	849,177	406,650
Prepaid Expenses	40,764	12,177
Right of Use Asset	122,016	-
Total Current Assets	1,555,192	834,556
Non-current Assets		
Intangible Asset: Capitalized Software Development Costs Net of Accumulated Amortization	19,856	66,018
Computer Hardware: Net of Accumulated Depreciation	-	6,985
Security Deposit	20,250	20,250
Goodwill	592	592
Other Assets	-	2,722
Total Non-Current Assets	40,698	96,567
TOTAL ASSETS	1,595,890	931,123
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	764,901	458,161
Lease Liability	124,909	-
Loans	300,000	300,000
Accrued Interest	27,370	12,370
Other Liabilities	2,188	6,800
Total Current Liabilities	1,219,368	777,331
Non-Current Liabilities		
Accrued Dividends	359,147	317,308
Total Non-Current Liabilities		
TOTAL LIABILITIES	1,578,515	1,094,639
EQUITY		
Common Stock	1	-
Preferred Stock	53	47
APIC	9,182,703	7,932,849
Accumulated Deficit	(9,165,383)	(8,096,412)
Total Equity	17,375	(163,516)
TOTAL LIABILITIES AND EQUITY	1,595,890	931,123

Statement of Operations

	Year Ended December 31,	
	2019	2018
Revenue	3,984,714	1,472,868
Cost of Sales	3,149,114	1,174,831
Gross Profit	835,601	298,037
Operating Expenses		
General and Administrative	951,390	1,159,075
Consulting	245,992	301,751
Hosting and Connectivity	182,613	189,424
Market Data Expense	318,091	263,951
Rent and Lease	93,304	84,079
Depreciation	5,409	5,046
Amortization	52,137	216,956
Total Operating Expenses	1,848,935	2,220,281
Operating Loss	(1,013,335)	(1,922,244)
Interest Expense	(15,000)	(43)
Interest Earned	1,203	1,546
Provision for Income Tax	-	-
Net Loss	(1,027,132)	(1,922,202)

Statement of Cash Flows

	Year Ended December 31,	
	2019	2018
OPERATING ACTIVITIES		
Net Income	(1,027,132)	(1,922,202)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation and amortization	57,546	269,407
Accounts Receivable	(342,528)	(153,563)
Prepaid Expenses	(28,587)	755
Accounts Receivable - Clearing Deposits	(100,000)	402,468
Accounts Payable	306,224	(61,266)
Accrued Expenses	1,545	(88)
Accrued Expenses	(5,952)	5,952
Deferred Rent	-	(4,777)
Lease Liability	124,909	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	13,156	458,889
Net cash provided by operating activities	(1,013,976)	(1,463,313)
INVESTING ACTIVITIES		
Right of Use Asset	(122,016)	-
Computer Hardware	(1,677)	-
Computer Software	-	(1,089)
Net cash provided by investing activities	(123,692)	(1,089)
FINANCING ACTIVITIES		
Capital Contributions	1,250,173	1,547,774
Loan	15,000	312,370
Net cash provided by financing activities	1,265,173	1,860,144
Net cash increase for period	127,506	395,743
Beg Cash Balance	415,729	19,987
Ending Cash Balance	543,235	415,729

Statement of Changes in Shareholder Equity

	Common Shares # of Shares	Common Shares $.0001 Par	Preferred Series A # of Shares	Preferred Series A $.0001 Par	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance on January 1, 2018		$	**375,582**	$ **38**	$ **6,385,056**	$ **(6,112,299)**	$ **272,795**
Accrual of Preferred Dividends						(61,912)	(61,912)
Sale of Preferred Stock		$	91,047	$ 9	$ 1,547,793	$	$ 1,547,802
Net Income		$		$	$	$ (1,922,202)	$ (1,922,202)
Balance on December 31, 2018		$	**466,629**	$ **47**	$ **7,932,849**	$ **(8,096,412)**	$ **(163,516)**
Accrual of Preferred Dividends						(41,839)	(41,839)
Sale of Preferred Stock		$	61,529	$ 6	$ 1,045,683	$	$ 1,045,689
Sale of Common Stock	11,919	$ 1		$	$ 204,171	$	$ 204,172
Net Income		$		$	$	$ (1,027,132)	$ (1,027,132)
Balance on December 31, 2019	**11,919**	$ **1**	**528,158**	$ **53**	$ 9,182,703	$ **(9,165,383)**	$ **17,375**

Atreyu Group Holdings, Inc
Notes to the Unaudited Financial Statements
December 31st, 2019
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Atreyu Group Holdings, Inc ("the Company") was formed in Delaware on December 15th, 2014. The company earns transactional and software licensing revenue through its technology. The technology improves access to the trading markets to support the growth in automated electronic trading.

The company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has 100% ownership interests in two subsidiary entities, Atreyu Group LLC and Atreyu Group Technologies LLC. As such, the financial statements herein represent the consolidated results of operations for both entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Restricted Cash

These amounts represent minimum required balances at financial institutions.

Software Development Costs

The company capitalizes all costs associated with the development of its platform subsequent to the date technological feasibility was established. The company amortizes the costs over a recovery period of 3 years.

Right of Use Asset

The company's right of use asset represents a lease obligation for its headquarters. The company recognizes straight line rent expense of $96k per year and has cash obligations on it's remaining lease term of $131K as of December 31st, 2019.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

    a.   the customer simultaneously receives and consumes the benefits as the entity performs;
    b.   the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
    c.   the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company's primary performance obligations are to facilitate trades. The company's performance obligation ends at the fulfillment of a successful trade and revenue for execution and fulfillment fees are recognized at that time.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements
Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No related party transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Loans - The company has entered into a loan agreement with a 3rd party totaling $300k as of 2019. The amounts bear interest at 5% and is payable on demand.*

Debt Principal Maturities 5 Years Subsequent to 2019

Year	Amount
2020	-
2021	-
2022	-
2023	-
2024	-
Thereafter	-

*The loan payable is due on demand and can mature in any year.

NOTE 6 - EQUITY

The company has authorized 500,000 of common shares and 588,235 of preferred shares with a par value of $0.001 per share. 11,919 common shares and 528,158 preferred shares were issued and outstanding as of 2019.

Holders of common stock are voting and are entitled to dividends at the discretion of the board of directors. Preferred shareholders are entitled to cast a number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock are convertible. Preferred shareholders have affirmative conversion rights to convert into common shares are various multiples. Preferred stock accrues dividends at a rate of $0.68 per annum and are payable at the discretion of the board of directors. The company accrued dividends of $359K and $317K as of 2019 and 2018 respectively.

NOTE 7- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 17, 2021, the date these financial statements were available to be issued. The company obtained \$750,000 from a 3rd party in exchange for a revenue participation note. The company is to repay the lender at various repayment multiples up to double the amount advanced up to \$2,000,000.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.